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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:

MR. BRUNO FORTIER Delegate General Québec Government House One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	MR. DANIEL GARANT Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (h): Quarterly Report for the third quarter ended September 30, 2007

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

Date: November 9, 2007

HYDRO-QUÉBEC
Quarterly Report

Third Quarter 2007

Message from the Chairman of the Board
and the President and Chief Executive Officer

Summary of results for first three quarters

For the period from January 1 to September 30, 2007, income from continuing operations totaled $2,262 million, or $213 million more than for the same period of 2006. This increase is mainly due to growth in net electricity exports by Hydro-Québec Production, which accounted for $216 million, colder temperatures in 2007 than in 2006, which accounted for $158 million, and a positive variance of $211 million in net revenue from special contracts with large-power industrial customers. These factors were mitigated by the introduction, in January 2007, of water-power royalties payable by Hydro-Québec Production to the Québec government, for $199 million. It should also be noted that a $234-million non-recurring foreign exchange gain had been recognized in second quarter 2006 on debts and swaps denominated in U.S. dollars.

Income from discontinued operations was $21 million, compared to $919 million in 2006. The 2007 income resulted primarily from an $18-million gain in the first quarter on the sale of our interest in DirectLink (Australia). The 2006 income was chiefly derived from an $813-million gain on the sale of our interest in Transelec (Chile).

For the period from January 1 to September 30, 2007, net income totaled $2,283 million, as against $2,968 million in 2006.

Third quarter

Income from continuing operations for third quarter 2007 was $217 million, down $117 million from 2006. This result is mainly attributable to a reduction in Hydro-Québec Production's net electricity exports because of purchases made in the third quarter, reflecting prudent management of our energy reserves.

Consolidated results

For the nine months ended September 30, 2007, Revenue amounted to $9,114 million, a year-over-year increase of $874 million. Revenue from electricity sales rose by $1,097 million to $8,832 million. For the Québec market, the total was $7,543 million, up $692 million over 2006. Sales on markets outside Québec generated $1,289 million, an increase of $405 million. Other revenue was down $223 million, primarily because of the recognition on June 30, 2006, of the $234-million non-recurring foreign exchange gain on debts and swaps denominated in U.S. dollars.

In Québec, the $692-million increase in revenue from electricity sales was chiefly due to colder temperatures in 2007, growth in revenue from special contracts with large-power industrial customers and rate adjustments effective April 1, 2006 and 2007.

On markets outside Québec, the $405-million increase was attributable to a higher volume of exports by Hydro-Québec Production and, to a lesser extent, the resale of excess supply by Hydro-Québec Distribution.

Total expenditure was $5,003 million, or $482 million more than in 2006. The difference stems mainly from a $202-million increase in electricity purchases in excess of the heritage pool made by Hydro-Québec Distribution, a $66-million increase in short-term electricity purchases made outside Québec by Hydro-Québec Production and the introduction, in January 2007, of water-power royalties payable by Hydro-Québec Production to the Québec government, for $199 million.

Financial expenses were $1,849 million, up $179 million over 2006. The difference is in part attributable to higher interest rates on capital markets. In addition, the application of new accounting standards for financial instruments, which abolish the transitional rules granted in 2004, gave rise to an upward adjustment of retained earnings as at January 1, 2007, and consequently terminated the amortization of a deferred gain.

Segmented results

Generation

For the first nine months of the year, Hydro-Québec Production posted net income of $1,579 million, compared to $1,684 million in 2006, a year-over-year decrease of $105 million. The difference is mainly owing to the introduction of water-power royalties in January 2007, the increase in financial expenses and the recognition, during second quarter 2006, of the $234-million non-recurring foreign exchange gain on debts and swaps in U.S. dollars. These factors were largely offset by growth in net electricity exports and the increase in net revenue from special contracts with large-power industrial customers.

Transmission

Hydro-Québec TransÉnergie's net income amounted to $381 million for the first three quarters of 2007, a decrease of $149 million from last year.

Revenue was $2,097 million, down $73 million from $2,170 million in 2006. Following a decision of the Régie de l'énergie in April 2006, non-recurring native load transmission revenue of $170 million for 2005 had been recognized in revenue for second quarter 2006. This resulted in a reduction of $170 million in 2007, which was partially offset by additional income of $43 million approved by the Régie in a 2007 decision and by a $54-million increase in revenue generated by point-to-point transmission services, related to the increase in Hydro-Québec Production's exports and the resale of excess supply by Hydro-Québec Distribution. Financial expenses totaled $583 million, or $35 million higher than in 2006.

Distribution

Hydro-Québec Distribution posted net income of $287 million, versus a $175-million loss for the first nine months of 2006, a $462-million improvement. This increase is mainly due to higher revenue from electricity sales and a reduction in the cost of native load transmission service stemming from the fact that $170 million in non-recurring transmission costs for 2005 had been recorded in second quarter 2006. However, these factors were partially offset by a higher volume of electricity purchases in excess of the heritage pool and by an increase in financial expenses.

Revenue from electricity sales totaled $7,531 million, up $680 million over last year, basically because of colder temperatures in the first six months of 2007, the increase in revenue from special contracts with large-power industrial customers, and the April 2006 and 2007 rate adjustments. It should be noted that all risks related to special contracts are assumed by Hydro-Québec Production. Sales volume was 126.5 TWh, an increase of 3.1 TWh, attributable mainly to colder temperatures.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first nine months of the year, the volume of activity totaled $1,455 million, compared to $1,367 million in 2006. As in 2006, several major projects are being carried out for Hydro-Québec Production and Hydro-Québec TransÉnergie. Noteworthy among them was the start of construction on the Eastmain-1-A/Sarcelle/Rupert project in the first quarter.

Investment

As at September 30, 2007, investments in fixed and intangible assets and in the implementation of the Energy Efficiency Plan totaled $2,473 million, compared to $2,303 million in 2006. As anticipated, a large portion of this amount was devoted to the development projects of Hydro-Québec Production, such as the Eastmain-1-A/Sarcelle/Rupert project and the Péribonka, Chute-Allard and Rapides-des-Coeurs hydroelectric developments.

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid, to meet growth in demand and to ensure long-term operability. Hydro-Québec Distribution continued to invest to meet growth in demand and improve service quality, notably through deployment of the Energy Efficiency Plan.

Financing

In the third quarter, the Corporation reopened the bond offering launched in October 2006 and maturing in February 2045. The $498-million proceeds from this new issue brought total borrowings for the first three quarters to $1,024 million. The average cost of these financings, contracted on the Canadian market, was 4.87%.

The 2007 financing program is relatively modest compared to that of previous years, mainly because of funds available from the disposal of our foreign holdings, which was completed at the end of February 2007. The proceeds from our borrowings will be used to refinance debt maturing this year and to finance the investment program.

/s/ Michael L. Turcotte	/s/ Thierry Vandal
Michael L. Turcotte Chairman of the Board	Thierry Vandal President and Chief Executive Officer

November 9, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2007	2006	2007	2006

Revenue		2,554	2,446	9,114	8,240
Expenditure
Operations		597	591	1,820	1,714
Electricity and fuel purchases		441	303	1,200	950
Depreciation and amortization	3,4	472	487	1,431	1,472
Taxes		200	143	595	385
Regulatory deferrals	3	(15)	—	(43)	—

		1,695	1,524	5,003	4,521
Operating income		859	922	4,111	3,719
Financial expenses	5	642	588	1,849	1,670

Income from continuing operations		217	334	2,262	2,049
Income from discontinued operations	6	—	63	21	919

Net income		217	397	2,283	2,968

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2007	2006	2007	2006

Balance at beginning of period		16,838	15,646	14,474	13,075
Adjustments related to the adoption of new accounting policies	2	—	—	298	—
Net income		217	397	2,283	2,968

Balance at end of period		17,055	16,043	17,055	16,043

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars

	Notes	As at September 30, 2007 (unaudited	)	As at December 31, 2006 (audited	)
ASSETS
Current assets
Cash and cash equivalents		442		52
Short-term investments		1,276		3,178
Accounts receivable		1,384		1,597
Derivative instruments		949		1,491
Materials, fuel and supplies		376		365
Assets held for sale	6	—		11

		4,427		6,694
Property, plant and equipment		52,673		51,813
Investments		227		232
Derivative instruments		2,102		1,093
Intangible assets		947		923
Other assets		2,217		2,462
Assets held for sale	6	—		31

		62,593		63,248

LIABILITIES
Current liabilities
Borrowings		65		25
Accounts payable and accrued liabilities		1,577		1,818
Dividends payable		—		2,342
Accrued interest		528		936
Regulatory liability		81		251
Current portion of long-term debt		993		1,063
Derivative instruments		521		340
Liabilities related to assets held for sale	6	—		1

		3,765		6,776
Long-term debt		32,182		33,027
Derivative instruments		2,894		1,111
Asset retirement obligations		458		431
Other long-term liabilities		692		2,719
Long-term liabilities related to assets held for sale	6	—		7
Perpetual debt		287		337

		40,278		44,408

SHAREHOLDER'S EQUITY
Share capital		4,374		4,374
Retained earnings		17,055		14,474
Accumulated other comprehensive income	8	886		(8)

		17,941		14,466

		22,315		18,840

		62,593		63,248

Commitments and contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended September 30		Nine months ended September 30
	Notes	2007	2006	2007	2006

Operating activities
Net income		217	397	2,283	2,968
Income from discontinued operations	6	—	(63)	(21)	(919)

Income from continuing operations		217	334	2,262	2,049
Adjustments
Depreciation and amortization	3, 4	472	487	1,431	1,472
Amortization of debt premiums, discounts and issue expenses	5	19	24	80	75
Exchange gain		(45)	(87)	(134)	(484)
Difference between contributions paid and pension cost		74	(19)	221	(67)
Regulatory deferrals		(15)	—	(43)	—
Other		56	(14)	136	(56)
Change in non-cash working capital items	9	239	(99)	(469)	(719)

		1,017	626	3,484	2,270
Investing activities
Property, plant and equipment and intangible assets		(952)	(811)	(2,395)	(2,242)
Long-term investments		6	4	30	6
Disposal of investments, net of divested cash and cash equivalents	6	—	114	51	1,945
Energy Efficiency Plan		(26)	(24)	(78)	(61)
Net (acquisitions) disposals of short-term investments		(1,121)	(616)	1,929	(1,323)
Other		(1)	35	(5)	46

		(2,094)	(1,298)	(468)	(1,629)
Financing activities
Issuance of long-term debt		495	3	1,018	2,733
Repayment of long-term debt at maturity and sinking fund redemption		(15)	(368)	(992)	(1,029)
Redemption of long-term debt		—	(226)	—	(447)
Inflows resulting from credit risk management		300	425	769	890
Outflows resulting from credit risk management		(390)	(195)	(1,110)	(925)
Net change in short-term borrowings		—	—	40	37
Dividends paid		—	—	(2,342)	(1,126)
Other		(1)	1	(2)	(1)

		389	(360)	(2,619)	132
Change in foreign exchange on cash and cash equivalents		(12)	2	(13)	1

Cash flows from continuing operations		(700)	(1,030)	384	774
Cash flows from discontinued operations	6	—	(259)	1	17

Net change in cash and cash equivalents		(700)	(1,289)	385	791
Cash and cash equivalents at beginning of period		1,142	2,172	57	92

Cash and cash equivalents at end of period		442	883	442	883

Cash and cash equivalents
Continuing operations				442	877
Discontinued operations				—	6

				442	883

Supplementary cash flow information	9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Net income	217	397	2,283	2,968

Other comprehensive income
Change in deferred gains on items designated as cash flow hedges	278	—	528	—
Reclassification to operations of deferred gains on items designated as cash flow hedges	(42)	—	(118)	—

	236	—	410	—

Other	—	—	5	—

Comprehensive income	453	397	2,698	2,968

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1 — Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l'énergie (the "Régie"). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and regulatory liabilities, which the Corporation considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2006.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec's Annual Report 2006, except as regards the changes in accounting policies described in Note 2.

Certain figures from the corresponding period of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

The Corporation's quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2 — Changes in Accounting Policies

On January 1, 2007, Hydro-Québec adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, "Financial Instruments — Recognition and Measurement", which states requirements for the recognition and measurement of financial instruments, and Section 3865, "Hedges", which specifies how hedge accounting may be applied and the required disclosures to be made in this context. It also adopted the recommendations of Section 3861, "Financial Instruments — Disclosure and Presentation", and Section 1530, "Comprehensive Income". This last section establishes standards for the reporting and presentation of comprehensive income, which includes net income and other comprehensive income.

Section 3855 requires that financial instruments be measured at fair value when they are initially recognized. In subsequent periods, the measurement and recognition of changes in the fair value of financial instruments depend on the category in which such instruments are classified, namely, held-to-maturity investments, loans and receivables, financial assets and financial liabilities held for trading, available-for-sale financial assets, and other financial liabilities. Accounts receivable have been classified under loans and receivables, Derivative instruments under financial assets and financial liabilities held for trading, and Short-term investments under available-for-sale financial assets. Accounts payable and accrued liabilities, Current portion of long-term debt, Long-term debt, and Perpetual debt have been classified under other financial liabilities.

All financial instruments, including derivatives, are recorded at fair value at the balance sheet date, with the exception of those classified under held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost, that is, including premiums, discounts and issue expenses. Commodity futures that can be settled net in cash are recorded at the date of settlement if there is a probability of delivery or receipt in accordance with expected requirements.

Financial assets held for trading, including derivative instruments, are recorded at fair value at the balance sheet date. Gains and losses arising from changes in fair value are recognized in operations for the period during which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship accounted for in accordance with Section 3865. Available-for-sale financial assets are recorded at fair value at the balance sheet date. Deferred gains and losses arising from changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to operations.

As part of its integrated risk management, Hydro-Québec applies cash flow or fair value hedge accounting to the hedging relationships that meet the conditions established in Section 3865. In the case of a cash flow hedge, the effective portion of changes in the fair value of an instrument designated as a hedge is recorded in Other comprehensive income, and the gains and losses related to the ineffective portion are immediately recognized in operations, under the same line item as the hedged item. Amounts included in Accumulated other comprehensive income are reclassified to operations, also under the same component as the hedged item, during the periods in which the change in cash flows attributable to the hedged item impacts operations. In the case of a fair value hedge, the derivative instrument is recorded at fair value, and gains and losses stemming from changes in the fair value, including those related to the ineffective portion of the hedge, are recognized in operations under the same component as the hedged item. Changes in the fair value of the hedged items attributable to the hedged risk are recognized in operations as adjustments to the hedged item's carrying amount.

In addition, an embedded derivative must be separated from its host contract and recorded at fair value on the balance sheet under certain conditions. Hydro-Québec has chosen to apply this accounting treatment to all host contracts issued, acquired or substantially modified on or after January 1, 2003.

Hydro-Québec also adopted the recommendations of Section 1506, "Accounting Changes", which prescribes the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

Prior period figures have not been restated in accordance with the new accounting policies, but certain balances on the consolidated balance sheet as at December 31, 2006, have been reclassified. Derivative instruments formerly presented under Accounts receivable, Swaps, Long-term debt, Current portion of long-term debt, Accounts payable and accrued liabilities, and Accrued interest are now reclassified under Derivative instruments on the balance sheet. Translation adjustments, which formerly were presented separately in Shareholder's equity, have been reclassified to Accumulated other comprehensive income.

The impacts of adopting the new accounting policies were as follows, as at January 1, 2007:

  •
  Retained earnings increased by $298 million, owing mainly to the recision of transitional rules related to the application of accounting guideline AcG-13 of the CICA Handbook, "Hedging Relationships", to the cumulative ineffectiveness of hedges, and to the transition from the straight-line method to the effective interest method for the amortization of financial assets and liabilities;

  •
  Accumulated other comprehensive income increased by $479 million, owing mainly to the recording of the effective portion of cash flow hedging relationships;

  •
  Long-term debt increased by $514 million, mainly as a result of being presented at amortized cost using the effective interest method;

  •
  Other long-term liabilities decreased by $2,051 million, owing to the accounting of cash flow hedging relationships, the write-off of unamortized transitional deferred gains related to the application of AcG-13, and the presentation of financial assets and financial liabilities at amortized cost using the effective interest method;

  •
  A decrease of $736 million in the net value of derivative instruments, which represents the variance between the fair value of derivative instruments and the portion already recorded on the balance sheet.

Note 3 — Regulatory

TRANSMISSION

In decision D-2007-34 of March 30, 2007, the Régie set the Corporation's power transmission rates effective January 1, 2007. The new rates take into account a 7.78% return on the rate base, assuming a capital structure with 30% shareholder's equity. The impact of this decision is essentially a $57-million increase in the annual cost of native load transmission service, which has not been integrated into the Corporation's current electricity rates.

DISTRIBUTION

In decision D-2007-22 of March 15, 2007, the Régie granted an across-the-board increase of 1.92% in the Corporation's electricity rates, effective April 1, 2007. This increase takes into account a 7.79% return on the rate base in 2007, assuming a capital structure with 35% shareholder's equity.

In accordance with the accounting practices authorized previously by the Régie, variances resulting from any modification of the annual cost of native load transmission service that has not been integrated into current electricity rates, as well as cost variances related to electricity purchases in excess of the heritage pool, give rise to the recognition of regulatory assets or liabilities, with a counterparty entry in Regulatory deferrals in the Consolidated Statements of Operations. The amortization of variances relative to 2005 and 2006 began in 2007. It has yielded credits of $36 million for third quarter 2007 and $108 million for the first nine months of the year. These amounts are included in Depreciation and amortization in the Consolidated Statements of Operations. The regulatory asset resulting from the increase in the annual cost of native load transmission service in 2007 was $44 million as at September 30, 2007, including capitalized financial expenses.

Note 4 — Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Property, plant and equipment	445	427	1,350	1,293
Intangible assets	28	28	82	85
Regulatory assets and liabilities	(3)	29	(11)	80
Deferred charges	1	3	8	11
Write-off of projects	1	—	2	3

	472	487	1,431	1,472

Note 5 — Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Interest
Interest on debt securities	664	638	1,892	1,764
Amortization of debt premiums, discounts and issue expenses	19	24	80	75

	683	662	1,972	1,839

Net exchange loss (gain)	6	(9)	11	(19)
Loan guarantee fees paid to the shareholder	43	40	127	119

	49	31	138	100

Less
Capitalized financial expenses	72	80	201	224
Net investment income	18	25	60	45

	90	105	261	269

	642	588	1,849	1,670

Note 6 — Discontinued Operations and Assets Held for Sale

On February 28, 2007, Hydro-Québec concluded the sale of its interest in HQI Australia Pty Ltd (DirectLink), through its wholly owned subsidiary Hydro-Québec International, for a cash consideration of $52 million, which gave rise to a gain of $18 million.

During the first nine months of 2006, Hydro-Québec had concluded the sale of several of its foreign holdings for a total cash consideration of $2.2 billion, resulting in a total gain of $878 million. For purposes of segmented information, the results of foreign holdings are classified under Corporate and Other Activities.

The following table presents operating results and cash flows from the interests presented as discontinued operations:

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Operations
Revenue	—	20	3	289

Income before net gain on disposal	—	18	2	41

Gain on disposal	—	21	19	1,103
Income taxes	—	24	—	(225)

Net gain on disposal	—	45	19	878

Income from discontinued operations	—	63	21	919

Cash flows
Operating activities	—	(115)	1	69
Investing activities	—	(136)	—	(29)
Financing activities	—	(5)	—	(16)
Change in foreign exchange on cash and cash equivalents	—	(3)	—	(7)

Cash flows from discontinued operations	—	(259)	1	17

As at the disposal date, the assets and liabilities of these interests were as follows:
Cash and cash equivalents			2	128
Other current assets			9	54
Long-term assets			34	2,027
Current liabilities			3	184
Long-term liabilities			10	1,156

			32	869

Note 7 — Financial Instruments

The fair value of derivative instruments, designated or not designated as hedges, was as follows:

As at September 30, 2007

Instruments designated as cash flow hedges(a)	(1,524)
Instruments designated as fair value hedges	(285)
Instruments not designated as hedges(b)	1,445

(364)

(a)
A portion of the long-term debt with a nominal value of US$1,552 million as at September 30, 2007, was also designated as a cash flow hedge.

(b)
Transactions carried out as part of the Corporation's risk management, including $1,295 million in consideration of amounts received or disbursed with respect to credit risk mitigation arrangements.

Effect of cash flow hedges on operations

The ineffective portion of cash flow hedges recognized in operations represented a net gain of $3 million for third quarter 2007 and a net gain of $11 million for the first nine months of the year.

Moreover, as at September 30, 2007, Hydro-Québec estimated at $206 million the amount of existing net gains presented in Accumulated other comprehensive income which it expected to reclassify to operations in the next 12 months. At the same date, the maximum period over which Hydro-Québec would hedge its exposure to the variability of future cash flows for anticipated transactions was 23 years.

Effect of fair value hedges on operations

The ineffective portion of fair value hedges recognized in operations represented a net loss of $2 million for third quarter 2007 and a net loss of $5 million for the first nine months of the year.

Effect of revaluation of instruments not designated as hedges on operations

Following the revaluation at fair value of derivative instruments which were not accounted for using hedge accounting, a net gain of $12 million was recognized in operations for third quarter 2007 and a net gain of $33 million was recognized for the first nine months of the year.

Note 8 — Accumulated Other Comprehensive Income

	As at September 30, 2007

	Cash flow hedges	Other		Total

Balance at beginning of period	—	(8)	(a)	(8)
Adjustments related to the adoption of new accounting policies	479	—		479
Changes during the period	410	5		415

Balance at end of period	889	(3)		886

(a)
With the adoption of new accounting policies, $8 million was reclassified to the opening balance of Accumulated other comprehensive income as translation adjustments, which were previously presented separately under Shareholder's Equity.

Note 9 — Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006

Change in non-cash working capital items
Accounts receivable	447	347	197	345
Materials, fuel and supplies	6	5	(12)	(25)
Accounts payable and accrued liabilities	95	(155)	(245)	(706)
Accrued interest	(309)	(296)	(409)	(333)

	239	(99)	(469)	(719)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	9	7	37	148

Interest paid	847	748	1,969	1,901

Note 10 — Employee Future Benefits

	Three months ended September 30
	2007	Pension Plan 2006	2007	Other Plans 2006

Accrued benefit cost	74	71	24	21

	Nine months ended September 30
	2007	Pension Plan 2006	2007	Other Plans 2006

Accrued benefit cost	227	213	72	70

Note 11 — Commitments and Contingencies

Guarantees

As at September 30, 2007, the potential maximum amount Hydro-Québec could have had to pay under letters of credit and guarantees totaled $376 million. Of this amount, $299 million related to the purchase of energy, for which a liability in the amount of $16 million was recorded. Some guarantees expire between 2007 and 2019, while others do not have maturity dates.

Moreover, Hydro-Québec provided guarantees to the purchasers of its interests concerning all its representations and warranties in the sale agreements, for which no liability was recorded. The maximum quantifiable contingent risk under these guarantees is approximately $16 million. The representations and warranties of Hydro-Québec apply for a period ending no later than December 12, 2007, except with respect to the contingent tax liabilities and certain other customary representations which remain in effect until the applicable limitation periods expire.

Note 12 — Segmented Information

The following tables contain information related to operations and assets by segment:

Three months ended September 30, 2007
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	319	9	2,153	—	23	50 (a)	2,554
Intersegment	1,073	679	12	632	302	(2,698)	—
Income (loss) from continuing operations	169	104	(85)	—	27	2	217
Net income (loss)	169	104	(85)	—	27	2	217
Total assets as at September 30, 2007	29,196	15,963	11,275	335	6,162	(338)	62,593
(a)
Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Three months ended September 30, 2006
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	364	8	2,063	—	13	(2)	2,446
Intersegment	956	659	13	529	308	(2,465)	—
Income (loss) from continuing operations	342	103	(127)	1	12	3	334
Net income (loss)	342	103	(127)	1	75	3	397
Total assets as at September 30, 2006	28,183	15,749	10,509	223	7,045	(223)	61,486

Note 12 — Segmented Information (continued)

Nine months ended September 30, 2007
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,301	28	7,607	—	41	137 (a)	9,114
Intersegment	3,696	2,069	41	1,455	907	(8,168)	—
Income from continuing operations	1,579	381	287	—	7	8	2,262
Net income	1,579	381	287	—	28	8	2,283
Total assets as at September 30, 2007	29,196	15,963	11,275	335	6,162	(338)	62,593
(a)
Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Nine months ended September 30, 2006
	Generation		Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,275	(b)	24	6,912	—	30	(1)	8,240
Intersegment	3,329		2,146	40	1,367	881	(7,763)	—
Income (loss) from continuing operations	1,684		530	(175)	2	3	5	2,049
Net income (loss)	1,684		530	(175)	2	922	5	2,968
Total assets as at September 30, 2006	28,183		15,749	10,509	223	7,045	(223)	61,486
(b)
During the second quarter, a $234-million foreign exchange gain was recognized on debts and swaps denominated in U.S. dollars. In keeping with the adopted hedge accounting treatment, this amount, which represents the realization of a portion of the deferred foreign exchange gain recorded on the balance sheet, was incorporated into other operating revenue.

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

Summary of Operations	Three months ended September 30				Nine months ended September 30

	2007	2006	Change (%)		2007	2006	Change (%)

Revenue	2,554	2,446	4.4	UP	9,114	8,240	10.6	UP
Expenditure	1,695	1,524	11.2	UP	5,003	4,521	10.7	UP
Financial expenses	642	588	9.2	UP	1,849	1,670	10.7	UP
Discontinued operations	—	63	100.0	DOWN	21	919	97.7	DOWN
Net income	217	397	45.3	DOWN	2,283	2,968	23.1	DOWN

Net Income

2007
2006
Q1 Q2 Q3 Q4
1,431 635 217
Q1 Q2 Q3 Q4
1,129 1,442 397 773

Revenue

2007
2006
Q1 Q2 Q3 Q4
3,732 2,828 2,554
Q1 Q2 Q3 Q4
3,199 2,595 2,446 2,921

Revenue from Electricity Sales in Québec

2007
2006
Q1 Q2 Q3 Q4
3,132 2,280 2,131
Q1 Q2 Q3 Q4
2,732 2,078 2,041 2,551

Revenue from Electricity Sales Outside Québec

2007
2006
Q1 Q2 Q3 Q4
519 448 322
Q1 Q2 Q3 Q4
354 206 324 265

Quarter Highlights

Generation

Mercier generating station

        The fifth and final generating unit at Mercier came on stream in September. The station has an installed capacity of 51 MW and an annual output of 0.3 TWh.

Péribonka generating station

        Impoundment of Péribonka reservoir began in late September. The water level should reach 70 m before the end of the year, allowing the generating units to be commissioned progressively.

Transmission

Vaudreuil-Soulanges substation

        In July, Hydro-Québec TransÉnergie asked the Régie de l'énergie to authorize the construction of 120/25-kV Vaudreuil-Soulanges substation and its tie line, thereby creating a loop on the existing Dorion–Rigaud line. The project will cost $29.7 million, and the substation is scheduled for commissioning in 2009.

Saint-Maxime substation — Rebuilding of 25-kV section

        In July, the Régie de l'énergie authorized Hydro-Québec TransÉnergie to increase the capacity of Saint-Maxime substation and rebuild its 25-kV section. The project will cost $42 million, and commissioning will take place from 2008 to 2010.

Reliability of transmission in Québec

        In August, the Régie de l'énergie designated the Direction — Contrôle des mouvements d'énergie of Hydro-Québec TransÉnergie as transmission reliability coordinator for Québec. This decision confirms the implementation of new mandatory reliability standards in Québec. The division had been adhering to voluntary standards coordinated by the North American Reliability Corporation since 1968, now replaced by the new regime which incorporates all the mandatory reliability standards for power transmission throughout North America.

Distribution

Rate adjustment

        In August, Hydro-Québec Distribution filed its 2008-2009 rate application with the Régie de l'énergie, proposing a 2.9% adjustment applicable April 1, 2008. The application will be the subject of public hearings before the Régie this fall.

Wind power — Tender call for 2,000 MW

        In September, Hydro-Québec Distribution received 66 bids from more than 25 project proponents, for a total of 7,724 MW, in response to its October 2005 call for 2,000 MW of wind power. The division is studying the bids and will make its selection next spring. Once the contracts are signed, they must be approved by the Régie de l'énergie, and the selected proponents must obtain the approvals and permits required for construction of the wind farms.

Kuujjuaq generating station

        In September, the Régie de l'énergie authorized Hydro-Québec Distribution to build a thermal generating station at Kuujjuaq to replace the existing one. The new plant will have five generating units for a total installed capacity of 6,425 kW. The $44.3-million facility is slated for commissioning in 2010.

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ISSN 0848-5836
2007G001-3A

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.